Form 51-101F1

TAG Oil Ltd.
(the “Company”)
STATEMENT OF RESERVES DATA AND OTHER OIL
AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the “Statement” is dated July 27, 2006 and is effective March 31, 2006. The information provided herein was prepared on July 26, 2006.

Disclosure of Reserves Data

The Company had category of reserves by NI 51-101 definitions as at March 31, 2006.

The Company had no producing properties or properties capable of commercial production as at March 31, 2006 and is in the process of exploring its petroleum and natural gas properties and has not yet determined whether they contain reserves that are economically recoverable. As a result the Company cannot provide a report that incorporates the information prescribed by Parts 2, 3, 4 and 5 of NI 51-101 at this stage of its operations and further disclosure in this document will refer to Other Oil and Gas Information as required by Part 6 of NI 51-101.

Oil and Gas Properties and Wells

The following table summarizes the Company’s interests at March 31, 2006, in undeveloped lands:

New Zealand:	Gross Acres	Net Acres
PMP 38153	1,483	222
PML 38157	5,555	1,851
PEP 38256	690,898	373,085
PEP 38258 (1)	2,706,920	676,730
PEP 38260	600,448	420,314
PEP 38341	448,491	159,214
PEP 38342	425,763	151,146
PEP 38732	1,922	1,922
PEP 38736	2,944	442
PEP 38741	3,116	1,402
PEP 38744	27,414	6,854
PEP 38745	12,483	10,402
PEP 38746	19,620	3,271
PEP 38748	15,873	5,290
PEP 38751	16,328	10,884
PEP 38757	7,280	7,280
PEP 38758	12,276	12,276
PEP 38765	3,142	1,203

PEP 38766	615	205
PEP 38767	10,815	10,815
TOTAL	5,013,386	1,854,809

(1)	Offshore

The Company’s commitments relating to the above permits totals $7,658,000 and include drilling four exploration wells. The Company plans to drill an exploration well with JV participants on PML 38157 in July 2006, on PEP 38741 in October 2006, and on PEP 38260 in November 2006. In addition, the Company plans to drill an exploration well on its 100% held permit PEP 38758 in November 2006. Other required expenditures relate to the acquisition of 400km’s of new seismic offshore in PEP 38258 as well as other geological and geophysical tasks on the Company’s other permits throughout the 2007 fiscal year.

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All of the above permits require continuing expenditures to remain in good standing with the Ministry of Economic Development in New Zealand. The Company plans to continue spending on each permit until discovery and production or until the results of our geological and geophysical work indicate that the area does not have a desired level of prospectivity.

Additional information on Abandonment and Reclamations Costs

The Company is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its oil and gas properties. The operators of the permits estimate the costs of reclamation and the costs have been included in the Company’s working commitments on an undiscounted basis as they are not material. The Company has no abandonment costs expected at this time.

Tax Horizon

As the Company had no category of reserves by NI 51-101 definitions as at March 31, 2006, no future net income could be calculated and, accordingly, there could be no estimate of when income taxes may be payable.

Costs incurred

For the year ended March 31, 2006, the Company incurred the following costs on its properties:

	Acquisition costs	Exploration costs	Development Costs

PMP 38153	-	$ 9,597	-
PMP 38157	-	4,342	-
PEP 38256	-	250,594	-
PEP 38258	-	19,334	-
PEP 38260	-	512,885	-
PEP 38341	-	523,150	-

PEP 38342	-	502,635	-
PEP 38480	-	12,903	-
PEP 38732	-	1,000	-
PEP 38736	-	29,843	-
PEP 38741	-	1,015,849	-
PEP 38744	-	-	-
PEP 38745	-	554,925	-
PEP 38746	-	95,538	-
PEP 38748	-	-	-
PEP 38751	-	563,522	-
PEP 38757	-	1,934,631	-
PEP 38758	-	980,609	-
PEP 38765	-	483,289	-
PEP 38766	-	-	-
PEP 38767	-	83,234	-
AMI-Hursthouse	-	3,494	-
TOTAL	-	$7,581,374	-

For the year ended March 31, 2006 the Company participated in three unsuccessful wells on PEP 38745, PEP 38751 and on PEP 38757. The Company also participated in three exploration wells located on PEP 38741 and PEP 38765 that are under evaluation to determine if commerciality can be established by drilling additional wells on the permits. The Company also completed the following 2D seismic programs:

-PEP 38758 (100% interest)	35 kilometers.
-PEP 38260 (70% interest)	27 kilometers.
-PEP 38256 (53.84% interest)	30 kilometers
-PEP 38341 and PEP 38342 (35.5% interest)	67 kilometers

The Company continues to focus its exploration activities in New Zealand onshore in the Taranaki basin and onshore and offshore in the Canterbury basin while adding two new onshore permits (PEP 38341 and PEP 38342) located in the East Coast basin of New Zealand during the 2006 fiscal year. During the 2007 fiscal year the Company intends to participate in a minimum of four onshore exploratory wells on its permits during the 2007 fiscal year and with the acquisition of a 30.5% interest subsequent to year-end in PEP 38738-S the Company plans to participate in an additional four wells.

Depending on the results of drilling, additional appraisal and development wells could be drilled during the 2007 fiscal year. The Company also plans to acquire more seismic onshore and offshore in New Zealand.